

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2022

Kevin Koch, Ph.D.
President and Chief Executive Officer
Edgewise Therapeutics, Inc.
3415 Colorado Avenue
Boulder, CO 80303

   Re: Edgewise Therapeutics, Inc.
    Registration Statement on Form S-3
    Filed April 1, 2022
    File No. 333-264083

Dear Dr. Koch:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Christine Westbrook at 202-551-5019 with any questions.

            Sincerely,

            Division of Corporation Finance
            Office of Life Sciences

cc: Jennifer Knapp, Esq.